FILED PURSUANT TO RULE 424(b)(3)
FILE NO. 333-145949

AMERICAN REALTY CAPITAL TRUST, INC.
SUPPLEMENT NO. 10 DATED AUGUST 18, 2010
TO THE PROSPECTUS DATED NOVEMBER 10, 2009

This prospectus supplement (this “Supplement No. 10”) is part of the prospectus of American Realty Capital Trust, Inc. (the “REIT” or the “Company”), dated November 10, 2009 (the “Prospectus”) and Supplement No. 9, dated July 22, 2010 (“Supplement No. 9”) and should be read in conjunction with the Prospectus and Supplement No. 9. This Supplement No. 10 supplements, modifies or supersedes certain information contained in our Prospectus and Supplement No. 9. This Supplement No. 10 will be delivered with the Prospectus and Supplement No. 9.

The purpose of this Supplement No. 10 is to update our previous disclosure regarding the status of our offering, our borrowings pursuant to our investment objectives and policies and our share repurchase program as well as to disclose recently completed acquisitions of real estate investments.

Status of the Offering

We commenced our initial public offering of 150,000,000 shares of common stock on January 25, 2008. As of August 13, 2010, we had issued 35,689,381 shares of common stock, including 339,077 shares issued in connection with an acquisition in March 2008. Total gross proceeds from these issuances were $353.4 million. As of August 13, 2010, the aggregate value of all share issuances and subscriptions outstanding was $356.6 million based on a per share value of $10.00 (or $9.50 per share for shares issued under the DRIP).

On August 5, 2010, we filed a registration statement on Form S-11 with the U.S. Securities Exchange Commission, or the SEC, to register $325 million of common stock for the follow on offering to our initial public offering. Our initial public offering was originally set to expire on January 25, 2011. However, as permitted by Rule 415 of the Securities Act of 1933, as amended, or the Securities Act, we will now continue our initial public offering until the earlier of July 24, 2011, or the date that the SEC declares the registration statement for the follow on offering effective.

Shares Currently Available for Sale

As of August 13, 2010, there were 114,310,619 shares of our common stock available for sale, excluding shares available under the distribution reinvestment plan.

Investment Objectives and Policies

The following disclosure supplements the section entitled “Investment Objectives and Policies — Borrowing Policies” on page 76 of the Prospectus.

On July 27, 2010, through our operating partnership, we entered into a credit agreement with Capital One, N.A. to obtain a secured revolving credit facility in an aggregate maximum principal amount of $30,000,000. The proceeds of loans made under the credit agreement will be used to finance the acquisition of net leased, investment or non-investment grade properties. The initial term of the credit agreement is 30 months, which may be extended by 12 months, subject to satisfaction of certain conditions, including payment of an extension fee.

Any loan made under the credit agreement shall bear floating interest at per annum rates equal to either one month LIBOR plus 3.25% or three month LIBOR plus 3.25%, at our sole option. In the event of a default, Capital One has the right to terminate its obligations under the credit agreement, including the funding of future loans, and to accelerate the payment on any unpaid principal amount of all outstanding loans.

We have collateralized the line of credit with certain of our properties. We have not yet drawn on the line of credit.

On August 5, 2010, through our operating partnership, we entered into a credit agreement with U.S. Bank, N.A. to obtain a secured revolving credit facility in an aggregate maximum principal amount of $20 million, which shall be increased to $30 million six months after closing. The proceeds of loans made under the credit agreement will be used to finance the acquisition of net leased, investment or non-investment grade properties. The initial term of the credit agreement is 24 months, with a one-time extension option of 12 months, subject to satisfaction of certain conditions, including payment of an extension fee.

Any loan made under the credit agreement shall bear floating interest at a per annum rate equal to one month LIBOR plus 3.25%. In the event of a default, U.S. Bank has the right to suspend the funding of future loans and to accelerate the payment on any unpaid principal amount of the outstanding loans.

We intend to collateralize the line of credit with certain properties which we currently own or will acquire. We have not yet drawn on the line of credit.

Real Property Investments

The following disclosure is to be added to the section of the Prospectus entitled “Real Property Investments” on pages 87-104.

On August 6, 2010, we executed a purchase and sale agreement with the California State Automobile Association, or CSAA, to acquire a portfolio of 11 free standing, fee simple properties, or the CSAA Portfolio.

The CSAA Portfolio consists of the following properties: (i) five properties for Walgreens Co., or Walgreen’s, (ii) two properties for Fifth Third Bank; (iii) two properties for Chase Bank; (iv) one property for CVS Pharmacy, or CVS; and (v) one property for Home Depot USA, Inc.

To date, we have closed the acquisitions of eight of the eleven properties in the CSAA Portfolio. The aggregate purchase price for the eight properties was approximately $38.5 million. We funded the acquisitions of the properties with net proceeds received from the sale of its common stock. We may finance the acquired properties post-closing, however there is no assurance that we will be able to obtain financing on terms that are acceptable to us or at all.

Walgreens Portfolio

On August 6, 2010, we acquired five build-to-suit, freestanding, fee-simple pharmacies for Walgreens located in Austin, Texas, Chelsea, Alabama, Joliet, Illinois, Marysville, Ohio and Upper Arlington, Ohio from CSAA for a purchase price of approximately $27.4 million. The properties contain 84,609 square feet of gross leasable area. We previously purchased three Walgreens pharmacies located in Byram, Mississippi, LeRoy, New York and Sealey, Texas.

The original lease terms at commencement were 25 years with an average of 22.5 years currently remaining. The leases do not contain rental escalations during the primary term, consistent with all newer Walgreen leases. The leases are triple net whereby Walgreens is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The average annual base rent for the initial term is approximately $2.0 million.

Walgreen Co. (NYSE: WAG) operates a chain of drugstores in the United States. The drugstores sell prescription and non-prescription drugs, and general merchandise. Its general merchandise comprises household items, personal care, convenience foods, beauty care, photofinishing, candy, and seasonal items. The company provides its services through drugstore counters, as well as through mail, telephone, and the Internet. As of August 31, 2009, Walgreen operated 7,496 locations comprising 6,997 drugstores, 377 worksite facilities, 105 home care facilities, 15 specialty pharmacies, and 2 mail service facilities in 50 states, the District of Columbia, Puerto Rico, and Guam. It also owned 33 strip shopping malls. The company was founded in 1901 and is based in Deerfield, Illinois.

Fifth Third Bank Portfolio

On August 6, 2010, we acquired two build-to-suit, free standing, fee simple bank branches for Fifth Third Bank located in Montgomery, Illinois and Schaumburg, Illinois for a purchase price of approximately $6.2 million. The properties contain 8,252 square feet of gross leasable area.

The original lease terms at commencement were 20 years with an average of 17.6 years currently remaining. The leases contain rent escalations of 10% every five years. The leases are triple net whereby Fifth Third Bank is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The average annual base rent for the initial term is approximately $0.5 million.

Fifth Third Bank is a U.S. regional banking corporation, headquartered in Cincinnati, Ohio and is the principal subsidiary of holding company Fifth Third Bancorp (NASDAQ: FITB). Fifth Third Bancorp operates as a diversified financial services holding company. The company engages in five main lending and banking practices: branch banking; consumer lending; commercial banking and investment advisor services. As of December 31, 2009, the company operated 1,309 full-service banking centers, including 103 Bank Mart locations and 2,358 Jeanie ATMs in Ohio, Kentucky, Indiana, Michigan, Illinois, Florida, Tennessee, North Carolina, West Virginia, Pennsylvania, Missouri, and Georgia. The company was founded in 1862 and is headquartered in Cincinnati, Ohio.

CVS Pharmacy Portfolio

On August 6, 2010, we acquired a build-to-suit, free standing, fee simple retail store for CVS located in Decatur, Georgia for a purchase price of approximately $5.0 million. The property contains 13,137 square feet of gross leasable area. This acquisition increases the size of our existing portfolio of CVS retail stores from 25 to 26.

The original lease term at commencement was 25 years with 22.5 years currently remaining. The lease does not contain rent escalations. The lease is triple net whereby CVS is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The average annual base rent for the initial term is approximately $0.4 million.

CVS Caremark Corporation (NYSE: CVS) operates as a pharmacy services company in the United States. The company operates in two segments: pharmacy services and retail pharmacy. The pharmacy service segment provides a range of prescription benefit management services, including mail order pharmacy services, specialty pharmacy services, plan design and administration, formulary management, and claims processing. As of December 31, 2009, the pharmacy service segment operated 49 retail specialty pharmacy stores, 18 specialty mail order pharmacies, and 6 mail service pharmacies located in 25 states, Puerto Rico, and the District of Columbia. The retail pharmacy segment sells prescription drugs, over-the-counter drugs, beauty products and cosmetics, photo finishing, seasonal merchandise, greeting cards, and convenience foods through its pharmacy retail stores and online. As of December 31, 2009, this segment operated 7,025 retail drugstores located in 41 states and the District of Columbia; and 569 retail health care clinics in 25 states. CVS Caremark Corporation was founded in 1892 and is based in Woonsocket, Rhode Island.

Tractor Supply Portfolio

On August 12, 2010, we acquired two build-to-suit, freestanding, fee-simple retail properties for the Tractor Supply Company, or Tractor Supply, located in Mansfield and Elizabethville, Pennsylvania for a purchase price of approximately $5.5 million. The properties contain 18,986 and 18,979 square feet of gross leasable area, respectively.

The original lease terms at commencement were 15 years with an average of 14.6 years currently remaining. The leases contain rental escalations of 10% every five years during the primary term, and also contain three renewal options of five years each. The leases are triple net whereby Tractor Supply is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The average annual base rent for initial terms of the leases is approximately $481,000.

We funded the acquisition of properties with proceeds from the sale of our common stock.

Share Repurchase Program

The following disclosure will be added to the sections of our Prospectus captioned “Share Repurchase Program” on pages 11 – 12 and 153 – 154 of the Prospectus.

For the quarter ended March 31, 2010, we received requests to redeem 54,696.5060 common shares pursuant to our Share Redemption Plan. We redeemed 100% of the redemption requests for the quarter ended March 31, 2010 at an average price per share of $10.00. We funded share redemptions for the period noted from the cumulative proceeds of the sale of our common shares pursuant to our Dividend Reinvestment Plan.

For the quarter ended June 30, 2010, we received requests to redeem 173,851.4500 common shares pursuant to our Share Redemption Plan. We redeemed 61% (106,284.1330 shares) of the redemption requests for the quarter ended June 30, 2010 at an average price per share of $9.6710. We funded share redemptions for the period noted above from the cumulative proceeds of the sale of our common shares pursuant to our Dividend Reinvestment Plan. At June 30, 2010, requests for redemption of 67,567.317 shares were unfulfilled.